UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2005

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4 -1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-6326, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X             Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2005

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi Tokyo Financial Group, Inc.

Liquidation of N517UA LLC and N383UA LLC

Tokyo, March 30, 2005—Mitsubishi Tokyo Financial Group, Inc. (MTFG; President: Nobuo Kuroyanagi) announced today that The Mitsubishi Trust and Banking Corporation (MTB), a consolidated subsidiary of MTFG, has decided to liquidate N517UA LLC and N383UA LLC.

N517UA LLC and N383UA LLC are consolidated subsidiaries of MTB.

1.	Outline of N517UA LLC and N383UA LLC

(1) Address:	2711 Centerville Road, Suite 400
Wilmington, Delaware, U.S.A.
(2) Capital:	US dollar 1
(3) Business:	Leasing

2.	Reason for Liquidation

Each LLC has been established in connection with some specific aircraft-related transactions. As we will assign the remaining claims under these transactions to a third party, these LLCs will lose its purpose for its establishment.

3.	Timing of liquidation

Liquidation is expected on or after March 31, 2005.

4.	Impact on MTFG’s business forecast

This event is not expected to have any material effect on MTFG’s previously announced business forecast for the current fiscal year.

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Contacts:

Mitsubishi Tokyo Financial Group, Inc.

Corporate Communications Office

Tel: 03-3240-9059